Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES REPORTS ITS FIRST QUARTER 2007 RESULTS

  Net earnings of $326,003 or $0.01 per share
  Average cash cost per ounce declined 14%
  Cash flow from operations of $4.0 million
  As of January 31, 2007, Island Gold measured and indicated resources were 477,461 ounces of gold and inferred resources were 195,550 ounces of gold

MONTREAL, Canada, May 10, 2007 – Richmont Mines Inc. (AMEX and TSX: RIC), a gold exploration, development and mining company with properties in Northeast Canada, announced today its financial results for the first quarter of 2007, which ended March 31, 2007. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the first quarter of 2007 was $10.3 million, up 28% compared with $8.1 million in the first quarter of the prior year driven by an increase in precious metal revenue and higher revenue from gain on the sale of assets and other revenue. In the first quarter of 2007, 12,403 ounces of gold produced at a cash cost of US$493 were sold at an average price of US$659. In the same quarter the prior year, 12,108 ounces of gold produced at a cash cost of US$573 were sold at an average price of US$570.

Net earnings in the first quarter of 2007 were $326,003, or $0.01 per share, compared with net earnings of $680,447, or $0.03 per share, the prior year. Cash flow from operations was $4.0 million for the first quarter of 2007, compared with $950,067 in the prior year.

Of the ounces sold during the first quarter, 6,211 ounces of gold came from the Beaufor Mine compared with 8,362 ounces in the first quarter of 2006. Several steps were taken to improve operating results at the Beaufor Mine during the previous quarters and operations are now being conducted in well-known mining sectors near the Beaufor Fault where encouraging results were obtained. The additional 6,192 ounces of gold sold in the first quarter were from the East Amphi Mine compared with 3,746 in the first quarter of 2006. Production began at the East Amphi Mine in February 2006.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, "We implemented a number of initiatives in the previous quarters to improve operating results at the Beaufor Mine, and progress was made in the first quarter. We believe this property has excellent potential and we will continue to invest in further exploration. At Island Gold, our main priority will be making a commercial production decision. On April 30, 2007, we received notice of the acceptance of a certified Closure Plan that allows mine production to begin, and GENIVAR, an independent consultant, is finalizing a NI 43-101 technical reserve report which will be filed shortly. We will then have all elements in hands to make our production decision regarding this property."

Gain on the sale of assets and other revenue for the first quarter were $431,603 and $333,023, respectively, compared with $113,426 and $148,054 in the first quarter of 2006, respectively.

Total operating costs, including royalties, for the first quarter of 2007 were $7.2 million compared with $7.9 million in the same period the prior year. Initiatives to reduce costs at the Beaufor Mine resulted in lower operating costs for the period. Cash cost also went down at the East Amphi Mine year-over-year due to lower expenses related to underground development and stope preparation.

Total expenses for the first quarter of 2007 remained stable at $9.9 million compared with total expenses incurred in the first quarter the prior year. Administrative expenses decreased to $802,602 in this year’s first quarter compared with $873,113 during the same period last year. First quarter 2007 expenses for the exploration and evaluation of projects decreased to $300,983 from $455,531 in the same period the previous year while depreciation and depletion increased to $1.6 million from $678,257, reflecting a higher depreciation and amortization rate per ounce calculated on proven and probable reserves at the end of 2006. Mining and income taxes were $185,937 in the first quarter of 2007 compared with a revenue recognition of $2.4 million recorded in the first quarter of 2006 related to the issuance of flow-through shares for the amount of $7.5 million in December 2005.

Island Gold Property: Exploration and Development Activities

In the first quarter of 2007, an investment of $1.4 million, net of gold sales, was used to fund advanced exploration and development work on the Island Gold property, compared to an investment of $4.3 million for the corresponding quarter in 2006. During the first quarter of 2007, 3,475 metres were drilled to test zones with strong potential in order to confirm ore deposit models and increase mineral resources. Underground development also advanced some 1,155 metres. On April 30, 2007, the Company received notice of acceptance of the Closure plan from the Ontario Ministry of Northern Development and Mines, required for mining operations to proceed at the Island Gold project. Mineralized material processing continues, and pending the results of upcoming reserve calculations, the Company should announce its decision concerning the start-up of commercial production on the Island Gold property during the second quarter of 2007.

Based on drilling performed up to January 31, 2007, Genivar, an independent consultant, completed a mineral resource estimate on the project, in which measured and indicated resources were established at 1.4 million tonnes at an average grade of 10.41 g/t Au, equivalent to 477,461 ounces of gold, and inferred resources were established at 610,728 tonnes grading 9.96 g/t Au, for a total of 195,550 ounces of gold (for more details please read our news release dated April 12, 2007). This resource estimate includes the Island, Lochalsh and Goudreau zones. The results of reserve calculations are expected shortly, and a technical report prepared in accordance with NI 43-101 requirements will be filed on SEDAR.

In the first quarter of 2007, approximately 34,923 tonnes of mineralized material were processed at the Island Gold mill. A total of 7,902 ounces of gold were sold during the period at an average price of US$640 per ounce. The proceeds of gold sales, totalling $5.9 million, were deducted from development charges on the property, in accordance with applicable accounting standards.

Beaufor Mine: Production and Exploration

In the first quarter of 2007, 6,211 ounces of gold were sold from 29,700 tonnes of ore processed at an average recovered grade of 6.50 g/t. First quarter sales in 2006 were 8,362 ounces of gold from 45,383 tonnes of ore processed at an average recovered grade of 5.73 g/t. Sequentially, sales were higher than fourth quarter 2006 sales of 4,601 ounces of gold from 27,021 tonnes of ore at a recovered grade of 5.30 g/t. Total cash cost per ounce sold declined to US$539 for the Beaufor Mine in the first quarter of 2007 compared with US$599 in the same period last year.

In the first quarter of 2007, $360,276 was used in the further development and exploration efforts at the Beaufor Mine project. Based on the long production history of this mine and favourable geological context, the opportunity exists to discover new mineralized zones. As of March 31, 2007, 28% of the 20,000 metre exploration program planned for 2007 was completed.

East Amphi Mine: Production

In the first quarter of 2007, 6,192 ounces of gold were sold from 61,284 tonnes of ore processed at an average recovered grade of 3.14 g/t compared with 3,746 ounces of gold sold from 33,063 tonnes of ore processed at an average grade of 3.52 g/t during the two months of operations during the first quarter last year. Cash cost per ounce for the first quarter was US$447 for the East Amphi Mine compared with US$515 in the first quarter of 2006.

As previously announced, operations will cease at East Amphi Mine in the second quarter of 2007. The Company is currently evaluating alternatives that would maximize the East Amphi property value which is located in the Malartic mining camp along the prolific Larder Lake- Cadillac Break.

Camflo Mill

The ore from the Beaufor and East Amphi mines was processed at the Camflo Mill and the gold recoveries were 98.7% and 96.8%, respectively.

Exploration Project – Valentine Lake

Richmont Mines is currently preparing a $1.0 million exploration program to be completed before October 31, 2007 that will allow the Company to acquire a 70% interest in the Valentine Lake project from Mountain Lake Resources. This work will start in the second quarter of 2007 and will test targets identified in the compilation work completed in 2006. The last available inferred resources calculation indicates 1.3 million tonnes at a grade of 8.51 g/t, or 359,477 ounces of gold for this property.

Liquidity

Cash and cash equivalents at March 31, 2007 were $18.5 million, an increase of $2.3 million from December 31, 2006. Cash provided by operations for the first quarter was $4.0 million while capital investment on properties was $1.4 million. Richmont Mines has no long term debt and no hedging contract on gold and currency.

Annual and Special General Meeting

Richmont Mines’ Annual and Special General Meeting will be held on Friday, May 18, 2007 at the Peribonka Room of The Fairmont Queen Elizabeth, 900 René-Lévesque Boulevard West, Montreal, Quebec, at 9:00 a.m.

The management presentation will be webcasted immediately following the business segment of the shareholders’ meeting. This presentation will be available in both French and English via links on Richmont Mines’ website at www.richmont-mines.com on the main web page under the heading "Webcast".

Outlook

Mr. Rivard concluded, "Our strategy is to maximize our assets and identify advanced projects that we can participate in as well as to further improve the efficiency of our operations. Our five year goal is to become a strong, profitable intermediate-sized gold producer by adding three to four mines each producing at least 60,000 ounces of gold per year. We believe there are many opportunities that we can exploit because of our expertise. We are actively looking to uncover these opportunities through a number of avenues and hope to advance towards our goal this year."

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

National Instrument (NI) 43-101

The resource calculation of the Island Gold property published on April 12, 2007 was performed by a qualified person as defined by NI 43-101 and was supervised by Ms. Nicole Rioux, Geo., of Genivar, qualified person under the terms of this standard. The resource calculation of the Valentine Lake property filed on January 12, 2005 was performed by, Larry Pilgrim, P. Geo, a qualified person as defined by National Instrument 43-101.

Cautionary note to U.S. investors concerning resource estimates
Resource estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Safe Harbor Statement

The information made available in this news release contains certain forward-looking statements which reflect Richmont Mines current view of future events and financial performance. Wherever used, the words "estimate", "expect", "plan", "anticipate", "believe", "may" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company’s future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs, and/or other factors that may be described in the company’s Annual Report, Annual Information Form and periodic reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict. The company assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results express or implied therein will not be realized.

FINANCIAL DATA
	Three-month periods
	ended March 31,
	2007	2006
		(Amended)
Results ($)
Revenues	10,331,498	8,084,666
Net earnings	326,003	680,447
Cash flow from operations	4,002,727	950,067

Results per share ($)
Net earnings
Basic and diluted	0.01	0.03

Weighted average number of common shares outstanding	24,242,457	20,994,553

Average selling price of gold per ounce	US$659	US$570

	March 31, 2007	December 31, 2006

Financial position ($)
Total assets	78,687,161	78,498,120
Working capital	22,332,992	21,170,805
Cash and cash equivalents	18,458,111	16,125,624
Long-term debt	-	-

SALES AND PRODUCTION DATA
	Three-month periods ended March 31,
		Ounces of gold		Cash cost
	Years	Sales	Production	(per ounce sold)
Beaufor Mine	2007	6,211	8,642	US$539
	2006	8,362	8,319	US$599
East Amphi Mine	2007	6,192	5,239	US$447
	2006	3,746	3,510	US$515
Total	2007	12,403	13,881	US$493
	2006	12,108	11,829	US$573

Average exchange rate used for the first quarter of 2006: US$1 = CAN$1.13
2007 estimated exchange rate: US$1 = CAN$1.17

For more information, please contact:

Julie Normandeau, Investor Relations	Tammy Swiatek, Investor Relations
Richmont Mines Inc.	Kei Advisors LLC

Telephone:(514) 397-1410	Telephone:(716) 843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Trading symbol: RIC	Listings: TSX-AMEX

Web Site: www.richmont-mines.com